Exhibit 99.1

SCHEME OF AMALGAMATION

OF

AARTI REALTORS (INDIA) PRIVATE LIMITED

AND

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

WITH

RAJU VEGESNA INFOTECH AND INDUSTRIES PRIVATE LIMITED

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

(Under Sections 230 to 232 and other Applicable provisions of the Companies Act,
2013 and the relevant Rules made thereunder)

PREAMBLE & RATIONALE TO THE SCHEME

(A)	AARTI REALTORS (INDIA) PRIVATE LIMITED (hereinafter referred to as the ‘Transferor Company (1)’ or Amalgamating Company) is a private limited company incorporated on 30.5.2006 under the provisions of Companies Act 1956 and having its registered office situated at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004. The Transferor Company (1) is engaged, inter alia, in the business of real estate Development (hereinafter referred to as the ‘Business of the Transferor Company (1)’).

(B)	INFINITY SATCOM UNIVERSAL PRIVATE LIMITED (hereinafter referred to as the ‘Transferor Company (2)’ or Amalgamating Company) is a private limited company incorporated on 20.12.2005 under the provisions of Companies Act 1956 and having its registered office situated at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004. The Transferor Company (2) is engaged, inter alia, in the business of Information Technology (hereinafter referred to as the ‘Business of the Transferor Company (2)’).

(C)	RAJU VEGESNA INFOTECH AND INDUSTRIES PRIVATE LIMITED (hereinafter referred to as the ‘Transferee Company’ or Amalgamated Company) is a private limited company incorporated on 26.11.1993 under the provisions of Companies Act 1956 and having its registered office situated at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004. The Transferee Company is engaged, inter alia, in the business of Information Technology (hereinafter referred to as the ‘Business of the Transferee Company’).

The Transferor Company (1) and the Transferor Company (2) shall be jointly referred to as the ‘Transferor Companies’.

RATIONALE FOR THE SCHEME OF AMALGAMATION

(D)	The directors of the Transferor Companies and Transferee Company have decided to amalgamate the Transferor Companies with the Transferee Company in order to ensure better management of the Company as a single unit with focused management capabilities. The directors of the Transferor Companies and Transferee Company are of the opinion that the proposed amalgamation of the Transferor Companies with Transferee Company will be for the benefit of both the Transferor Companies and Transferee Company in the following manner:

(i)	Consolidate businesses at one place and effectively manage the transferor Companies and Transferee Company as a single entity, which will streamline the group structure by reducing number of entities, reducing multiplicity of legal and regulatory compliances etc.,

(ii)	Consolidation of the business operations of the Transferor and the Transferee Companies by way of amalgamation would result efficient utilization of capital.

(iii)	The synergy created by scheme of amalgamation would increase operational efficiency and integrated business functions.

(iv)	The scheme of amalgamation will help to simplify the shareholding structure and reduce shareholding tiers.

(v)	Cost savings are expected to flow from more focused operational efforts, rationalization and standardization of administrative expenses.

(vi)	The amalgamation will also enable smoother implementation of policy changes at a higher level from a management perspective and shall also help enhance the efficiency and control of the entities. There is no likelihood that interests of any shareholder or creditor of either the Transferor Companies or the Transferee Company would be prejudiced as a result of the Scheme. The Amalgamation will not impose any additional burden on the members of the Transferor Companies or the Transferee Company.

PART I - GENERAL

1.	DEFINITIONS

In this Scheme, unless inconsistent with the subject or context, the following shall have the meanings as provided herein:

1.1	“Act” means the Companies Act, 2013 and the rules made thereunder and as may be applicable.

1.2	“Amalgamation” shall have the meaning as defined under Section 2(1B) of the Income Tax Act, 1961.

1.3	“Appointed Date” means the date from which this Scheme shall become operative viz., April 01, 2023 or any other date as the National Company Law Tribunal may direct or approve under the relevant provisions of the Act.

1.4	“Effective Date” means the date or last of the dates on which the certified copy of the order of the Tribunal sanctioning this Scheme is filed with the concerned Registrar of Companies by the Transferor Company and the Transferee Company. Any references in this Scheme to “upon the Scheme becoming effective” or “upon the Scheme coming into effect” shall mean the “Effective Date”.

1.5	“Governmental Approval” means any Consent of any Governmental Authority.

1.6	“Governmental Authority” means any government authority, statutory authority, regulatory authority, agency, government department, board, commission, administrative authority, tribunal or court or any authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, having or purporting to have jurisdiction on behalf of the Republic of India or any state or province or other political subdivision thereof or any municipality, district or other subdivision thereof or in any other nation over the Transferor Companies and/ or the Transferee Company, as the context may require;

1.7	“IT Act” means the Indian Income-tax Act, 1961 and shall include any statutory modifications, re-enactments or amendments thereof for the time being in force;

1.8	“Proceedings” shall have the meaning ascribed to it in Clause 5 hereof.

1.9	Property” means and includes property provided under Schedule A and Schedule B.

1.10	“Record Date” shall mean the date to be fixed by the Board of Directors of the Transferee Company for the purpose of determining the shareholders of the Transferor Companies to whom shares shall be allotted under the Scheme of Amalgamation.

1.11	“Scheme of Amalgamation” or “Scheme” or “The Scheme” or “This Scheme” means this Scheme of Amalgamation in its present form or with any modification(s) approved, imposed, or directed by the Tribunal under Clause 15 of this Scheme.

1.12	“Transferee Company or Amalgamated Company” means Raju Vegesna Infotech and Industries Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004.

1.13	“Transferor Company (1) or Amalgamating Company” means Aarti Realtors (India) Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004.

1.14	“Transferor Company (2) or Amalgamating Company” means Infinity Satcom Universal Private Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Angati Flats 4/59, Luz Avenue Road, Mylapore, Chennai 600004.

1.15	“Transferor Companies” shall mean the Transferor Company (1) and Transferor Company (2).

1.16	“Tribunal” shall mean the National Company Law Tribunal, Chennai as constituted and authorized as per the provisions of the Companies Act, 2013 for approving any scheme of arrangement, compromise or reconstruction of companies under sections 230 to 240 of the Companies Act, 2013

1.17	“Tribunal Order” shall mean the order of the National Company Law Tribunal approving and sanctioning the scheme for the Amalgamation of the Transferor Company and the Transferee Company.

1.18	“Undertakings” shall mean and include the whole of the undertakings of the Transferor Companies, as a going concern, including their businesses, all secured and unsecured debts, liabilities, duties and obligations together with all present and future liabilities (including contingent liabilities) relatable to the Transferor Companies and all the assets, properties, rights, titles and benefits, whether movable or immovable (Schedule A), real or personal, in possession or reversion, corporeal or incorporeal, tangible or intangible, present or contingent and including but without being limited to land and building (whether owned, leased, licensed), all fixed and movable plant and machinery, vehicles, fixed assets, work in progress, current assets (including, without limitation, all inventories, stock-in-trade or stock-in-transit, tools, plants, merchandise (including, raw materials, supplies, finished goods, and wrapping, supply, advertisement, promotional and packaging material), supplies, finished goods, packaging items, wherever located), investments, reserves, provisions, funds, licenses, permits, quotas, approvals, registrations, accreditations to trade and industrial bodies, incentives, municipal permissions, regulatory permissions, consents or power of every kind, nature and description whatsoever in connection with the operating or relatable to the Transferor Companies, copyrights, patents, trade names, trademarks and other rights (including rights under any contracts, government contracts, memoranda of understanding etc.) and licenses in respect thereof, applications for copyrights, patents, trade names, trademarks, domain names, industrial designs, trade secrets, technical know-how or intellectual property rights of any nature and any other intangibles, leases, licenses, tenancy rights, premises, ownership flats, hire purchase and lease arrangements, lending arrangements, benefits of security arrangements, computers, office equipment, telephones, telexes, facsimile connections, communication facilities, equipment and installations and utilities, electricity, water and other service connections, benefits of agreements, contracts and arrangements, powers, authorities, permits, allotments, approvals, consents, privileges, liberties, advantages, easements and all the right, title, interest, goodwill, benefit and advantage, deposits, reserves, provisions, advances, receivables, deposits, funds, cash, bank balances, accounts and all other rights, benefits of all agreements, subsidies, grants, tax credits (including but not limited to credits in respect of income tax, wealth tax, central sales tax, service tax, applicable state value added tax, goods and service tax including but not limited to the right to claim credit for indirect taxes such as CENVAT credit, VAT credit, GST credit, or any other input tax credit, advance tax, withholding tax/ TDS, taxes withheld/ paid in a foreign country, self-assessment tax, regular tax, minimum alternate tax, dividend distribution tax, securities transaction tax, deferred tax assets/ liabilities, accumulated losses under the IT Act and allowance for unabsorbed depreciation under the IT Act, losses brought forward and unabsorbed depreciation as per the books of account and tax refunds of the Transferor Companies, Software Licences, Domain / Websites etc., in connection with or relating to the Transferor Companies and other claims and powers, of whatsoever nature and wheresoever situated belonging to or in the possession of or granted in favour of or enjoyed by the Transferor Companies, as on the Appointed Date.

1.19	All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning as ascribed to them under the Act and other applicable laws, rules, regulations and byelaws as the case may be, including any statutory modification or re-enactment thereof from time to time.

2.	SHARE CAPITAL AND FINANCIAL POSITION

2.1.	The Authorized, Issued, Subscribed and Paid-Up Capital of the Transferor Company (1) as on 31st March, 2023 is as below:

Particulars	Amount in INR
Authorized Share Capital
6,00,000 Equity Shares of Rs.10/- each	60,00,000
Issued, subscribed and paid-up Share Capital
522847 Equity Shares of Rs.10/- each	52,28,470

Subsequent to 31st March, 2023, there has been no change in the issued subscribed and paid-up share capital of the Transferor Company (1). The Transferor Company (1) is the wholly owned subsidiary of the Transferee Company.

2.2.	The Authorized, Issued, Subscribed and Paid-Up Capital of the Transferor Company (2) as on 31st March, 2023 is as below:

Particulars	Amount in INR
Authorized Share Capital
60,00,000 Equity Shares of Rs.10/- each	6,00,00,000
Total
Issued, subscribed and paid-up Share Capital
42,30,416 Equity Shares of Rs.10/- each	4,23,04,160

Subsequent to 31st March, 2023, there has been no change in the issued subscribed and paid-up share capital of the Transferor Company (2).

2.3	The Authorized, Issued, Subscribed and Paid-Up Capital of the Transferee Company as on 31st March, 2023 is as below:

Particulars	Amount in INR
Authorized Share Capital
1,65,00,000 Equity Shares of Rs.10/- each	16,50,00,000
Total
Issued, subscribed and paid-up Share Capital
53,21,729 Equity Shares of Rs.10/- each	5,32,17,290
64,38,500 Equity Shares of Rs.7.33/- each	4,72,02,253

Subsequent to 31st March, 2023, there has been no change in the issued subscribed and paid-up share capital of the Transferee Company.

2.3	The latest financial position of the Transferor Company (1) as on 31st March, 2023 is as below:

Particulars	Amount in INR
Net worth	15,53,87,200
Turnover (Gross Sales)	-
Current Assets	7,26,500
Non-Current Assets	16,12,88,200
Current Liabilities	-
Long Term Liabilities	66,27,500

2.4	The latest financial position of the Transferor Company (2) as on 31st March, 2023 is as below:

Particulars	Amount in INR
Net worth	316,38,09,700
Turnover (Gross Sales)	-
Current Assets	6,54,200
Non-Current Assets	316,32,38,500
Current Liabilities	83,000
Long Term Liabilities	-

2.5	The latest financial position of the Transferee Company as on 31st March, 2023 is as below:

Particulars	Amount in INR
Net worth	673,94,32,000
Turnover (Gross Sales)	-
Current Assets	5,28,47,600
Non-Current Assets	760,76,90,500
Current Liabilities	50,24,43,600
Long Term Liabilities	41,71,68,800

2.6	The Transferor Companies and Transferee Company are not subject to any investigation or proceedings under the Companies Act 1956 or the Companies Act 2013. Further, there exist no adverse comments or qualifications in the auditor’s report for the recent financial years for the Transferor and Transferee Company.

PART II – TRANSFER AND VESTING OF THE UNDERTAKINGS OF THE

TRANSFEROR COMPANIES

3.	TRANSFER OF UNDERTAKINGS

3.1	The Undertakings of the Transferor Companies shall be transferred to and vested in or be deemed to be transferred to and vested in the Transferee Company in the following manner:

(a)	With effect from the Appointed Date, the whole of the Undertakings of the Transferor Companies comprising their entire business, all assets and liabilities of whatsoever nature and wheresoever situated, including the immovable properties, if any, shall, under the provisions of Section 230 to 232 and all other applicable provisions, if any, of the Act, without any further act or deed (save as provided in Sub-clauses (b), (c) and (d) below), be transferred to and vested in and/ or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as from the Appointed Date, the Undertakings of the Transferee Company and to vest in the Transferee Company all the rights, title, interest or obligations of the Transferor Company therein.

Provided that for the purpose of giving effect to the vesting order passed under Section 230 to 232 and all other applicable provisions, if any, of the Act, in respect of this Scheme, the Transferee Company shall at any time pursuant to the orders on this Scheme be entitled to get the recordal of the change in the title and the appurtenant legal right(s) upon the vesting of such assets of the Transferor Companies in accordance with the provisions of Section 230 to 232 of the Act, at the office of the respective Registrar of Assurances or any other concerned authority, where any such property is situated.

(b)	All movable assets including cash in hand, if any, of the Transferor Companies, capable of passing by manual delivery or by endorsement and delivery, shall be so delivered or endorsed and delivered, as the case may be, to the Transferee Company. Such delivery shall be made on a date mutually agreed upon between the Boards of Directors of the Transferor Companies and the Transferee Company.

(c)	In respect of movables other than those specified in sub-clause (b) above, including sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, Semi-Government, local and other authorities and bodies, customers and other persons, the following modus operandi for intimating third parties shall, to the extent possible, be followed:

(i)	The Transferee Company shall give notice in such form as it may deem fit and proper, to each person, debtor, loanee or depositee as the case may be, that pursuant to the Tribunal having sanctioned the Scheme, the said debts, loans, advances, bank balances or deposits be paid or made good or held on account of the Transferee Company as the person entitled thereto to the end and intent that the right of the Transferor Companies to recover or realise the same stands extinguished and that appropriate entry should be passed in its books to record the aforesaid change;

(ii)	The Transferor Companies shall also give notice in such form as it may deem fit and proper to each person, debtor, loanee or depositee that pursuant to the Tribunal having sanctioned the Scheme the said debt, loan, advance or deposit be paid or made good or held on account of the Transferee Companies and that the right of the Transferor Company to recover or realise the same stands extinguished.

(e)	With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature, description, whether or not provided for in the books of accounts and whether disclosed or undisclosed in the balance sheet of the Transferor Companies shall also, under the provisions of Section 230 to 232 of the Act, without any further act or deed, be transferred to or be deemed to be transferred to the Transferee Company so as to become as from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of the Transferee Company and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this sub-clause. However, the Transferee Company may, at any time, after the coming into effect of this Scheme in accordance hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of the creditors of the Transferor Companies or in favour of any other party to the contract or arrangement to which the Transferor Companies are a party or any writing, as may be necessary, in order to give formal effect to the above provisions. The Transferee Company shall under the provisions of the Scheme be deemed to be authorized to execute any such writings on behalf of the Transferor Companies as well as to implement and carry out all such formalities and compliances referred to above.

(f)	The transfer and vesting of the Undertakings of the Transferor Companies as aforesaid shall be subject to the existing securities, charges and mortgages, if any subsisting, over or in respect of the property and assets or any part thereof of the Transferor Companies.

Provided however that any reference in any security documents or arrangements (to which any Transferor Companies is a party) pertaining to the assets of the Transferor Companies offered, or agreed to be offered, as security for any financial assistance or obligations, shall be construed as reference only to the assets pertaining to the Undertaking of the said Transferor Companies as are vested in the Transferee Company by virtue of the aforesaid Clauses, to the end and intent that, such security, charge and mortgage shall not extend or be deemed to extend, to any of the other assets of the said Transferor Companies or any of the assets of the Transferee Company.

Provided further that the securities, charges and mortgages (if any subsisting) over and in respect of the assets or any part thereof of the Transferee Company shall continue with respect to such assets or part thereof and this Scheme shall not operate to enlarge such securities, charges or mortgages to the end and intent that such securities, charges and mortgages shall not extend or be deemed to extend, to any of the assets of the Transferor Companies vested in the Transferee Company.

Provided always that this Scheme shall not operate to enlarge the security for any loan, deposit or facility created by the Transferor Companies which shall vest in the Transferee Company by virtue of the amalgamation of the Transferor Companies with the Transferee Company and the Transferee Company shall not be obliged to create any further or additional security therefore, after the amalgamation has become operative.

(g)	With effect from the Appointed Date and upon the Scheme becoming effective, all consents, permissions, certificates, permits, quotas, rights, entitlements, licences (including software licences), accreditations to trade and industrial bodies, privileges, powers, facilities, authorities (including for operation of bank accounts), powers of attorneys given by, issued to or executed in favour of the Transferor Companies, quality certifications and approvals, trademarks, patents, industrial designs and trade secrets, product registrations, and other intellectual property and any other intangibles, subsidies, rehabilitation schemes, special status and other benefits or privileges (granted by any Government body, local authority or by any other person) of every kind and description of whatsoever nature in relation to the Transferor Companies, or to the benefit of which the Transferor Companies may be eligible, or having effect immediately before the Effective Date, shall be, and remain in, full force and effect in favour of the Transferee Company, and may be enforced fully and effectually as if, instead of the Transferor Companies, the Transferee Companies had been a beneficiary thereto.

(h)	In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person and availed of by the Transferor Companies are concerned, the same shall vest with, and be available to, the Transferee Company on the same terms and conditions.

(i)	Loans or other obligations, if any, due between or amongst the Transferor Companies and the Transferee Company shall stand discharged and there shall be no liability in that behalf. In so far as any shares, securities, debentures or notes issued by the Transferor Companies, and held by the Transferee Company and vice versa, the same shall, unless sold or transferred by the said Transferor Companies or the Transferee Company, as the case may be, at any time prior to the Effective Date, stand cancelled as on the Effective Date, and shall have no effect and the Transferor Companies or the Transferee Company, as the case may be, shall have no further obligation outstanding in that behalf.

(j)	The Transferor Companies shall have taken all steps as may be necessary to ensure that vacant, lawful, peaceful and unencumbered possession, right, title, interest of immovable property, if any, is given to the Transferee Company.

(k)	Where any of the liabilities and obligations/assets attributed to the Transferor Companies on the Appointed Date has been discharged / sold by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge/sale shall be deemed to have been for and on behalf of the Transferee Company. All loans raised and used and all liabilities and obligations incurred by the Transferor Companies for operations of the Undertakings after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used or incurred for and on behalf of the Transferee Company, and to that extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to the Transferee Company and shall become the liabilities and obligations of the Transferee Company, which shall be liable to meet, discharge and satisfy the same.

(l)	The entitlement to various benefits under incentive schemes and policies in relation to the Undertaking of the Transferor Companies shall stand transferred to, and be vested in, and/or be deemed to have been transferred to, and vested in, the Transferee Company together with all benefits, entitlements and incentives of any nature whatsoever. Such entitlements shall include (but shall not be limited to) income-tax, unexpired credit for minimum alternate tax, minimum alternate tax, fringe benefit tax, sales tax, value added tax, turnover tax, excise duty, service tax, customs and other incentives under the relevant indirect tax laws in relation to the Undertaking of the Transferor Companies to be claimed by the Transferee Company with effect from the Appointed Date as if the Transferee Company was originally entitled to all such benefits under such incentive scheme and/or policies, subject to continued compliance by the Transferee Company of all the terms and conditions subject to which the benefits under such incentive schemes were made available to the Transferor Companies.

(m)	Since each of the permissions, approvals, consents, sanctions, remissions (including remittance under income-tax, minimum alternate tax, fringe benefit tax, sales tax, value added tax, turnover tax, excise duty, service tax, customs), special reservations, sales tax remissions, holidays, incentives, grants, subsidies, concessions and other authorizations relating to the Undertaking of the Transferor Companies, shall stand transferred under this scheme to the Transferee Company, the Transferee Company shall file the relevant intimations, if any, for the record of the statutory authorities who shall take them on file, pursuant to the Scheme coming into effect.

(n)	From the Effective Date and till such time that the names of the bank accounts of the Transferor Companies are replaced with that of the Transferee Company, the Transferee Company shall be entitled to operate the bank accounts of the Transferor Companies, in its name, in so far as may be necessary.

4.	CONTRACTS, DEEDS, BONDS AND OTHER INSTRUMENTS

4.1	Subject to the other provisions contained in the Scheme, all contracts, deeds, bonds, agreements, insurance policies and other instruments of whatsoever nature to which the Transferor Companies is a party, subsisting or having effect immediately before this arrangement under this Scheme, shall be, in full force and effect, against or in favour of the Transferee Company, and may be enforced as fully and as effectively as if instead of the Transferor Companies, the Transferee Company had been a party thereto. The Transferee Company shall enter into and / or issue and / or execute deeds, writings or confirmations or enter into any tripartite arrangement, confirmations or novations to which the Transferor Companies will, if necessary, also be party in order to give formal effect to the provisions of this clause, if so required or become necessary.

4.2	As a consequence of the amalgamation of the Transferor Companies with the Transferee Company in accordance with this Scheme, the recording of change in name from the Transferor Companies to the Transferee Company, whether for the purposes of any licence, permit, approval or any other reason, or whether for the purposes of any transfer, registration, mutation or any other reason, shall be carried out by the concerned statutory or regulatory or any other authority without the requirement of payment of any transfer or registration fee or any other charge or imposition whatsoever.

4.3	The Transferee Company may, at any time, after the coming into the effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Companies is a party or any writings, as may be necessary, to be executed in order to give formal effect to the above provisions. The Transferee Company shall under the provisions of the Scheme be deemed to be authorized to execute any such writings on behalf of the Transferor Companies, implement or carry out all such formalities or compliances referred to above on the part of the Transferor Companies, as the case may be, to be carried out or performed.

4.4	For the removal of doubts, it is expressly made clear that the dissolution of the Transferor Companies without the process of winding up as contemplated hereinafter, shall not, except to the extent set out in the Scheme, affect the previous operation of any contract, agreement, deed or any instrument or beneficial interest to which the Transferor Companies is a party thereto and shall not affect any right, privilege, obligations or liability, acquired, or deemed to be acquired prior to Appointed Date and all such references in such agreements, contracts and instruments to the Transferor Companies shall be construed as reference only to the Transferee Company with effect from the Appointed Date.

5.	LEGAL PROCEEDINGS

5.1	All suits, actions and proceedings of whatsoever nature by or against the Transferor Companies on the Appointed Date shall be transferred to the name of the Transferee Company and the same shall be continued and enforced by or against the Transferee Company, to the exclusion of the Transferor Companies, as the case may be.

5.2	If proceedings are taken against the Transferor Companies, in respect of matters referred to above, it shall defend the same in accordance with the advice of, and at the cost of, the Transferee Company, as the case may be from Appointed Date till Effective Date, and the latter shall reimburse and indemnify such Transferor Companies, against all liabilities and obligations incurred by the said Transferor Companies in respect thereof.

6.	STAFF, WORKMEN AND EMPLOYEES OF THE TRANSFEROR COMPANIES

6.1	All the executives, staff, workmen, and other employees in the service of the Transferor Companies, immediately before the Appointed Date, under this Scheme shall become the executives, staff, workmen, and other employees of the Transferee Company, on the basis that:

a)	Their services shall have been continuous and shall not have been interrupted by reason of such transfer as if such transfer is effected under Section 25FF of the Industrial Disputes Act, 1947;

b)	The terms and conditions of service applicable to the said staff, workmen, and other employees after such transfer shall not in any way be less favourable to them than those applicable to them immediately before the transfer;

c)	In the event of retrenchment or termination of such staff, workmen, or other employees, the Transferee Company shall be liable to pay compensation in accordance with law on the basis that the services of the staff, workmen, or other employees shall have been continuous and shall not have been interrupted by reason of such transfer; and

d)	It is provided that as far as the Provident Fund, Gratuity, Pension, Superannuation Fund or any other special funds that are applicable to the employees of the Transferee Company and existing in the Transferee Company for the benefit of the staff, workmen and other employees of the Transferee Company shall also be extended to the employees of the Transferor Companies upon the Scheme becoming finally effective. The said benefits shall be extended to the employees of the Transferor Companies even if such benefits were not available to the employees during their tenure in the Transferor Companies, by virtue of non applicability of the relevant provisions to the Transferor Companies. Notwithstanding what is stated herein above in respect of applicability of Employees Provident Fund to the employees of Transferor Companies with retrospective effect from a date to be determined by the Board of Directors of Transferee company the extension of benefit to the employees of Transferor Companies shall be subject to the provisions of The Employees Provident Fund and Miscellaneous Provisions Act, 1952 and the approvals of the authorities concerned for giving effect to the implementation date. It is the aim and the intent of the Scheme that all the rights, duties, powers and obligations, in whatsoever nature, that are available to the employees of the Transferee Company shall also be available to all the employees of the Transferor Companies in relation to Provident Fund, Gratuity and Pension and/ or Superannuation Fund or any other special fund, however subject to the provisions of the relevant and applicable statutes.

7.	SAVING OF CONCLUDED TRANSACTIONS

7.1	The transfer of Undertakings under Clause 3 above, the continuance of the effectiveness of contracts and deeds under Clause 4 above and legal proceedings by or against the Transferee Company under Clause 5 above shall not affect any transaction or proceedings or contracts or deeds already concluded by the Transferor Companies on or before the Appointed Date and after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Companies in respect thereto as done and executed on behalf of itself.

8.	CONDUCT OF BUSINESS OF THE TRANSFEROR COMPANIES TILL EFFECTIVE DATE

With effect from the Appointed Date and up to and including the Effective Date:

8.1	The Transferor Companies shall carry on, and be deemed to have been carrying on, all business activities and shall be deemed to have been held for and on account of, and in trust for, the Transferee Company.

8.2	All profits or income or taxes, including but not limited to income tax, minimum alternate tax (including unexpired credit for minimum alternate tax), fringe benefit tax, advance taxes, tax deducted at source by or on behalf of the Transferor Companies, wealth tax, sales tax, value added tax, excise duty, service tax, customs duty, refund, reliefs, etc, accruing or arising to the Transferor Companies, or losses arising or expenditure incurred by them, on and from Appointed Date upto the Effective Date, shall for all purposes be treated as, and be deemed to be treated as, the profits or income or losses or expenditure or the said taxes of the Transferee Company.

8.3	The Transferor Companies shall carry on their business activities with proper prudence and diligence and shall not, without prior written consent of the Transferee Company, alienate, charge or otherwise deal with or dispose off any of their business undertaking(s) or any part thereof (except in the ordinary course of business or pursuant to any pre-existing obligations undertaken by the Transferor Companies prior to the Appointed Date).

8.4	The Transferee Company shall also be entitled, pending the sanction of the Scheme, to apply to the Central Government, State Government, and all other agencies, departments and statutory authorities concerned, wherever necessary, for such consents, approvals and sanctions which the Transferee Company may require including the registration, approvals, exemptions, reliefs, etc., as may be required / granted under any law for time being in force for carrying on business by the Transferee Company.

8.5	The Transferor Companies shall not declare any dividend, between the Appointed Date and the Effective Date, without the prior written consent of the Transferee Company.

8.6	The Transferor Companies, after filing the Scheme with the Tribunal, shall not make any modification to their capital structure, either by an increase (by issue of rights shares, bonus shares, convertible debentures or otherwise), decrease, reclassification, sub-division or reorganisation or in any other manner, whatsoever, except by mutual consent of the Boards of Directors of the Transferor Companies and of the Transferee Company.

8.7	The Transferor Companies shall not vary, except in the ordinary course of business, the terms and conditions of the employment of their employees without the consent of the Board of Directors of the Transferee Company.

8.8	Upon the Scheme coming into effect, any taxes paid under the indirect tax laws such as under the Central Goods and Services Tax Act or under any previous or applicable law prevalent arising out of the transactions entered into amongst the Transferor Companies and / or with the Transferee Company post the Appointed date shall on and from the effective date be refunded to the Transferee Company, or in cases where in respect of the inter-company transactions, the Transferor Companies/ Transferee Company has availed CENVAT Credit / VAT credit of the taxes charged, the Transferee Company at its option may not seek for refund and can choose to retain the same as a CENVAT Credit/ VAT credit, subject to the rules and regulations under the respective indirect tax law.

9.	CONSIDERATION AND CANCELLATION OF SHARECAPITAL OF THE TRANSFEROR COMPANIES:

TRANSFEROR COMPANY (1)

9.1	The entire issued, subscribed and paid-up equity share capital of the Transferor Company (1) is held by the Transferee Company and its nominees. Therefore, by virtue of the shareholding pattern, the Transferee Company is the Holding Company, and the Transferor Company (1) is the wholly owned subsidiary. Accordingly, pursuant to this Scheme no shares of the Transferee Company shall be allotted to the shareholders of the Transferor Company (1) and the share capital issued, subscribed and paid-up share capital of the Transferor Company (1) shall stand cancelled.

9.2	Upon the coming into effect of this Scheme, the share certificate, representing the shares held by the Transferee Company and its nominees in the Transferor Company (1) shall be deemed to be cancelled without any further act or deed for cancellation thereof by the Transferee Company. Therefore, there would no consideration being issued by the Transferee Company to the Transferor Company (1).

TRANSFEROR COMPANY (2):

9.3	Upon the coming into effect of this Scheme and in consideration of the amalgamation of Transferor Company (2) with the Transferee Company, the Transferee Company shall, without any further act or deed and without any further payment, basis the Share Valuation Report, issue and allot to the shareholders of the Transferor Company (2) such number of equity shares in the Transferee Company in the manner provided in Clause 9.4 below.

9.4	Prior to the allotment of shares to the shareholders of the Transferor Company (2), the equity share capital held by the Transferor Company (1) in the Transferor Company (2), shall stand cancelled since Transferor Company (1) is also the shareholder of Transferor Company (2). Upon the coming into effect of this Scheme, the Transferee Company shall in consideration of the amalgamation, issue and allot to the members (except from the Transferor Company (1))of the Transferor Company (2) holding fully paid up Equity Shares of Rs.10/- each in the Transferor Company (2) and whose name appear in the register of members of the Transferor Company (2) on the Record Date,1 Equity Share of Rs.10/- each of the Transferee Company for every 1.693 Equity Shares of Rs.10 each fully held by such member in the Transferor Company. The Equity Shares to be issued to the members of the Transferor Company (2) shall be in multiples of 1 (One) and, in case of any fractional entitlement, the same shall be rounded to the nearest integer. The shares to be issued and allotted above by the Transferee Company to the Members of Transferor Company (2) shall rank pari passu in all respects with the existing shares held by the members of the Transferee Company. .

9.5	Upon the coming into effect of this Scheme, the entire shares held by the Transferor Company (2) in the transferee Company stand cancelled and accordingly no shares will be issued to Transferor Company (2) by the Transferee Company consequent to the merger.

9.6	Upon approval of the scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to section 230-232 of the Act, it shall be deemed that the members have also accorded all relevant consent under section 13, 14, 42, 61 and 62 of the Act and any other relevant applicable provisions of the Act for issue and allotment of new equity shares by transferee Company as provided in the scheme.

10.	CLUBBING OF AUTHORIZED CAPITAL:

10.1	Upon the Scheme becoming fully effective, the authorised share capital of the Transferor Companies shall stand combined with the authorised share capital of the Transferee Company. Filing fees and stamp duty, if any, paid by the Transferor Company on their respective authorised share capital, shall be deemed to have been so paid by the Transferee Company on the combined authorised share capital and accordingly, the Transferee Company shall not be required to pay any fee/ stamp duty for its increased authorised share capital.

10.2	Clause V of the Memorandum of Association of the Transferee Company shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to the applicable provisions of the Act by deleting the existing Clause and replacing it by the following:

“The Authorized Share Capital of the Company shall be Rs.23,10,00,000/-(Rupees Twenty Three Crores Ten Lakhs Only) consisting of 2,31,00,000(Two Crores Thirty One Lakhs only) equity shares of Rs10/- each (Rupees Ten only) with power to increase or reduce or alter the Capital in accordance with the provisions of the Companies Act,2013.”

11.	ACCOUNTING TREATMENT

11.1	The Transferee Company shall account for the amalgamation of the Transferor Companies in accordance with the Indian Accounting Standards specified under Section 133 of the Act read with the Companies (Indian Accounting Standard) Rules, 2015 and any amendments thereto.

11.2	With effect from the Appointed Date and subject to the provisions hereof and such other corrections and adjustments as may, in the opinion of the Board of Directors of the Transferee Company be required, all the assets and liabilities of the Transferor Companies transferred to and vested in the Transferee Company pursuant to this Scheme shall be recorded in the books of the Transferee Company at their respective carrying amounts in accordance with the Indian Accounting Standard 103.

11.3	With effect from the Appointed Date and upon the Scheme becoming effective, subject to any corrections and adjustments as may in the opinion of the board of directors of the Transferee Company be required, the reserves of the Transferor Companies shall be merged with those of the Transferee Company in the same form as they appeared in the financial statements of the Transferor Companies.

11.4	In case of any differences in accounting policy between the Transferor Companies and the Transferee Company, the impact of the same till the amalgamation will be quantified and adjusted in the Reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy and in conformity with applicable standards including the Indian Accounting Standard 103.

11.5	Upon the Scheme coming into effect, to the extent that there are inter-company investments, loans, bonds, debentures, advances, deposit balances or other obligations as between the Transferor Companies and the Transferee Company, the obligations in respect thereof shall come to an end and corresponding effect shall be given in the books of accounts and records of Transferee Company for the cancellation of any such assets or liabilities, as the case may be.

11.6	The difference between, the amount of Investment in Transferor Companies, as appearing in the books of the Transferee Company and the share capital of the Transferor Companies shall be adjusted to the Capital Reserve of the Transferee Company. For the removal of doubts, it is hereby clarified that there would be no accrual of interest or other charges in respect of any such inter-company investments, loans, debt securities or balances with effect from the Appointed Date.

12.	CONSEQUENTIAL MATTERS RELATING TO TAX

12.1	Upon the Scheme coming into effect, all taxes/ cess/ duties, direct and/or indirect, payable by or on behalf of the Transferor Companies from the Appointed Date onwards including all or any refunds and claims, credits, pertaining to any income tax , advance tax, service tax, including refunds or claims pending with the Revenue Authorities and including the right to claim credit for minimum alternate tax and carry forward of accumulated losses and unabsorbed depreciation including in respect of income-tax subject to the provisions of Section 72A of the Income Tax Act, 1961, shall, for all purposes, be treated as the tax/ cess/ duty, liabilities or refunds, claims and accumulated losses and unabsorbed depreciation of the Transferee Company. Accordingly, upon the Scheme becoming effective, the Transferee Company is expressly permitted to revise, if it becomes necessary, its Income tax returns, Sales tax returns, Excise & Cenvat returns, service tax returns, other tax returns, and to claim refunds/ credits, pursuant to the provisions of this Scheme. Also, the loss brought forward and unabsorbed depreciation as per books of accounts of Transferor Companies as on the Appointed Date would be deemed to be loss brought forward and unabsorbed depreciation as per books of accounts of the Transferee Companies. The Transferee Company is also expressly permitted to claim refunds / credits in respect of any transaction between the Transferor Companies and the Transferee Company.

Provided further that upon the Scheme becoming effective, the Transferee Company is also expressly permitted to revise, if it becomes necessary, its income tax returns and related TDS Certificates, including TDS Certificates relating to transactions between the Transferor Companies and the Transferee Company and to claim refunds, advance tax and withholding tax credits, benefit of credit for minimum alternate tax and carry forward of accumulated losses etc., pursuant to the provisions of this Scheme.

12.2	In accordance with the Cenvat Credit Rules framed under the Central Excise Act, 1944, as are prevalent on the Effective Date, the unutilized credits relating to excise duties / service tax / VAT paid on inputs/capital goods/ input services lying in the accounts of the undertakings of the Transferor Companies shall be permitted to be transferred to the credit of the Transferee Company, as if all such unutilized credits were lying to the account of the Transferee Company. The Transferee Company shall accordingly be entitled to set off all such unutilized credits against the excise duty/ service tax payable by it.

12.3	In accordance with the State Value Added Tax/ sales tax laws, as are prevalent on the Effective Date, the unutilized credits, if any, relating to VAT paid on inputs/capital goods lying in the accounts of the Undertakings of the Transferor Companies shall be permitted to be transferred to the credit of the Transferee Company, as if all such unutilized credits were lying to the account of the Transferee Company. The Transferee Company shall accordingly be entitled to set off all such unutilized credits against the VAT/ CST payable by it.

12.4	Upon the Scheme coming into effect, any taxes paid under the indirect tax laws such as Service tax Law, Value Added Tax Act (prevalent in respective state) etc. arising out of the transactions entered into between the Transferor Companies and the Transferee Company post the Appointed date shall on and from the effective date be refunded to the Transferee Company, or in cases where in respect of the inter-company transactions, the Transferor Companies/Transferee Company has availed CENVAT Credit / VAT credit of the taxes charged, the Transferee Company at its option may not seek for refund and can choose to retain the same as a CENVAT Credit / VAT credit, subject to the rules and regulations under the respective indirect tax law.

12.5	The Scheme has been drawn up to comply with the conditions relating to “Amalgamation” as specified under Section 2(1B) of the Income-Tax Act, 1961. If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income-Tax Act, 1961, at a later date including resulting from an amendment of law or for any other reasons whatsoever, the provisions of the said Section of the Income-Tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income-Tax Act, 1961. Such modification will however not affect the other parts of the Scheme.

12.6	Upon the Scheme coming into effect, the Transferee Company shall make and file all necessary applications, documents and adhere to all statutory compliances as may be applicable and necessary laid down under the relevant Central or State laws, regulations, rules in order to facilitate the implementation of the Scheme of Amalgamation.

PART III – GENERAL TERMS AND CONDITIONS

13.	APPLICATION TO THE TRIBUNAL

13.1.	The Transferor Companies and Transferee Company shall, with reasonable despatch, apply to the Tribunal for necessary orders or directions for holding meetings of the members of the Transferor and Transferee Companies for sanctioning this Scheme of Amalgamation under Sections 230 to 232 and other applicable provisions of the Act or for dispensing the holding of such meetings and orders under Section 232 of the Act, for carrying this Scheme into effect and for dissolution of the Transferor Companies without winding up.

13.2	The Scheme has been drawn up to comply with the conditions relating to “Amalgamation” as specified under Section 2(1B) of the Income- tax Act, 1961. If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income- tax Act, 1961, at a later date including resulting from an amendment of law or for any other reasons whatsoever, the provisions of the said Section of the Income- tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income- tax Act, 1961. Such modification will however not affect the other parts of the Scheme.

14.	DISSOLUTION OF TRANSFEROR COMPANIES

14.1	Subject to an order being made by the Tribunal under Section 232 of the Act, the Transferor Companies shall be dissolved without the process of winding up on the Scheme becoming effective in accordance with the provisions of the Act and the Rules made thereunder.

15.	MODIFICATIONS / AMENDMENTS TO THE SCHEME

15.1	The Transferor Companies and the Transferee Company through their respective Boards of Directors including Committees of Directors or other persons, duly authorized by the respective Boards in this regard, may make, or assent to, any alteration or modification to this Scheme or to any conditions or limitations, which the Tribunal or any other Competent Authority may deem fit to direct, approve or impose and may give such directions including an order of dissolution of the Transferor Companies without process of winding up as they may consider necessary, to settle any doubt, question or difficulty, arising under the scheme or in regard to its implementation or in any manner connected therewith and to do and to execute all such acts, deeds, matters and things necessary for putting this Scheme into effect, or to review the portion relating to the satisfaction of the conditions to this scheme and if necessary, to waive any of those (to the extent permitted under law) for bringing this scheme into effect.

15.2	If any part or provision of this Scheme if found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Companies and the Transferee Company, affect the validity of implementation of the other parts and/or provisions of the Scheme. If any Part or provision of this Scheme hereof is invalid, ruled illegal by any Tribunal of competent jurisdiction, or unenforceable under present or future laws, then it is the intention of the Parties that such Part or provision, as the case may be, shall be severable from the remainder of the Scheme, and the Scheme shall not be affected thereby, unless the deletion of such Part or provision, as the case may be, shall cause this Scheme to become materially adverse to any Party, in which case the Parties shall attempt to bring about a modification in the Scheme, as will best preserve for the Parties the benefits and obligations of the Scheme, including but not limited to such Part or provision.

16.	DATE OF TAKING EFFECT

16.1	The Scheme set out herein in its present form or with any modification(s) or amendment(s) approved, imposed or directed by the Tribunal shall be effective from the Appointed Date but shall be operative from the Effective Date.

17.	SCHEME CONDITIONAL ON APPROVALS / SANCTIONS

This Scheme is conditional on and subject to the following -

17.1	The sanction or approval under any law of the Central Government, State Government, or any other agency, department or authorities concerned being obtained and granted in respect of any of the matters in respect of which such sanction or approval is required.

17.2	The Scheme being agreed to by the respective requisite majorities of the members and creditors of the Transferor Companies and Transferee Company, if meetings of members and creditors of the said companies are convened by the Tribunal or dispensation being granted by the Tribunal, and the sanction of the Tribunal being accorded to the Scheme.

17.3	The sanction by the Tribunal under Sections 230 to 232 and other applicable provisions of the Act being obtained by the Transferor Companies and the Transferee Company (as may be applicable).

17.4	The filing with the Registrar of Companies, Chennai, of certified copies of all necessary orders, sanctions and approvals mentioned above by the respective Company.

18.	EFFECT OF NON-RECEIPT OF APPROVALS / SANCTIONS

18.1	In the event of the Scheme not being sanctioned by the Tribunal and/or the order or orders not being passed as aforesaid, the Scheme shall become fully null and void and in that event no rights and liabilities shall accrue to or be inter-se by the parties in terms of the Scheme, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/ or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. In such event, each party shall bear and pay its respective costs, charges and expenses for and/or in connection with the Scheme.

19.	EXPENSES CONNECTED WITH THE SCHEME

19.1	All costs, charges, levies, fees, duties and expenses of the Transferor Companies and the Transferee Company respectively in relation to or in connection with negotiations leading up to the Scheme and of carrying out and completing the terms and provisions of this Scheme and in relation to or in connection with the Scheme shall be borne and paid by the Transferee Company.

SCHEDULE A

List of properties of Aarti Realtors (India) Private Limited - Transferor Company (1) proposed to be merged, vested and transferred into the Transferee Company.

Property 1:

All the vacant site measuring 497 sq yds or 415.492 Sq mtrs bearing Plot No 48 in the layout approved by Panchayat Board, Yendada, Dated 21.8.971, covered by Survey No. 25/13C P & 14CP, Patta No 37 of Rushikonda Village, within the limits of Greater Visakhapatnam Municipal Corporation, Rural Mandal, Visakhapatnam District, in the Registration Sub District of Madhurawada and bounded by:

East	:	30 feet wide Road

South	:	Plot No 50

West	:	Parts of Plot No 44 and 45

North	:	Plot No 47

Measurements:

East	:	61’.0” or 18.59 mts

South	:	69’.4” or 21.13 mts

West	:	61’.0” or 18.59 mts

North	:	77’.2” or 23.53 mts

Property 2:

All the vacant site measuring 527 sq yds or 440.572 Sq mtrs bearing Plot No 50 in the layout approved by Panchayat Board, Yendada, Dated 21.8.971, covered by Survey No. 25/14CP, Patta No 37 of Rushikonda Village, within the limits of Greater Visakhapatnam Municipal Corporation, Rural Mandal, Visakhapatnam District, in the Registration Sub District of Madhurawada and bounded by:

East	:	30 feet wide Road

South	:	30 feet wide Road

West	:	Parts of Plot No 45 and 49

North	:	Plot No 48

Measurements:

East	:	73’.0” or 22.24 mts

South	:	63’.0” or 19.20 mts

West	:	70’.5” or 21.47 mts

North	:	69’.0” or 21.04 mts